Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our condensed unaudited interim condensed consolidated financial statements and related notes included in Exhibit 99.1. This discussion and other parts of this report contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Report and our annual report on Form 20-F for the fiscal year ended December 31, 2024 under Forward-Looking Statements and Item 3.D. Risk Factors, filed with the SEC on April 28, 2025.

A.	Operating Results

Overview

We are dedicated to the development and application of bespoke central processing algorithms. We provide comprehensive solutions to customers by integrating central processing algorithms with software or hardware, or both, to streamline their digital services for end-users or technological development purposes, thereby helping them increase the number of customers, improve end-user satisfaction, achieve direct cost savings, reduce power consumption, and achieve technical goals. The range of our services include algorithm optimization, accelerating computing power without the need for hardware upgrades, lightweight data processing, and data intelligence services. Our ability to efficiently deliver software and hardware optimization to our customers through bespoke central processing algorithms serves as a driving force for our long-term development.

Currently, our technology and solutions are mainly in the field of internet multimedia video advertising, internet gaming entertainment, where we have historically been successful in providing advertising distribution solutions, online game agent solutions, software services, and comprehensive solutions for enterprise customers and intelligent chips solutions.

In the mid-to-long-term, we will continue to adhere to its strategic mindset. By improving upon each iteration of our one-stop intelligent data management solutions made possible by our proprietary central processing algorithm services, we can help customers to enhance their service efficiency and make model innovations in business, and actively enhance the industry value of the central processing algorithm services in the general field of data intelligent processing industry.

We derive our revenue from central processing algorithms services for the internet advertisement.

Our total revenues were RMB 290.4 million and RMB 188.1 million (USD 26.3 million) for the six months ended June 30, 2024 and 2025, respectively. We recorded net income of RMB 22.2 million and RMB 31.7 million (USD 4.4 million) for the six months ended June 30, 2024 and 2025, respectively.

Key Factors Affecting Results of Operations

Our results of operations are affected by the factors discussed below.

Our ability to increase the number of customers and average revenue for central processing algorithm services

Our revenues were 100% generated from our central processing algorithm services for the six months ended June 30, 2024 and 2025.

Our ability to increase our revenues and enhance our profitability will depend on our ability to continue to increase our customer base and revenue per customer for our central processing algorithm services. To achieve this, we strive to increase our marketing efforts and to enhance the quality and capabilities of our technologies.

Investment in technology and talent

We expend considerable capital and efforts in the research and development of algorithmic use cases and product solutions to maintain our competitiveness in the computer and internet industries. Considering the rapid growth of data volume, data processing capabilities are the key to enterprise development, which requires the advancement of technology related to central processing algorithms, new services, products, and capabilities to newer stages of development. To retain existing customers and attract potential customers, we must continue to innovate to keep pace with the growth of the industry and our business to bring forward new cutting-edge technologies. Our current research and development efforts primarily focus on enhancing its artificial intelligence technology, image processing technology, intelligent chips, and application solutions to create novel service and product offerings. We spent approximately RMB 75.8 million and RMB 33.5 million (USD 4.7 million) on research and development for the six months ended June 30, 2024 and 2025, respectively.

China’s increased demand for central processing algorithm services in internet advertisement and the online game industry

Effective central processing algorithm solutions can empower downstream industries experiencing high demand for data analysis and computing power optimization, which applies to internet advertising, internet game applications, finance, retail, logistics, and other industries. Because of huge downstream demands, the overall market of central processing algorithm services is enormous.

Our ability to pursue strategic opportunities for growth

We intend to continually pursue strategic acquisitions and investments in selective technologies and businesses in the central processing algorithm and semiconductor industries to enhance our technology capabilities. We believe that a solid acquisition and investment strategy may be critical for us to accelerate our growth and strengthen its competitive position in the future. our ability to identify and execute strategic acquisitions and investments will likely affect our operating results over time.

Our ability to expand its application fields and to diversify its customer base

Currently, the primary source of our revenue is derived from providing central processing algorithm solutions to businesses in the entertainment and internet advertisement industries. With increasing awareness and acceptance of this technology, we expect that more applications will be identified to magnify the value of this technology, such as the industry of the Internet, finance, local government, and manufacturing industries that have strong demand for data empowerment. Expand the scenario application of central processing algorithm services. Our ability to expand its application fields and diversify its customer base may affect our operating results in the future.

Key Components of Our Results of Operations

We currently operate in one segment and generate revenue by providing central processing algorithm services. Please see our unaudited interim condensed consolidated financial statements included elsewhere in this report.

Revenues

Our revenues consist of providing central processing algorithm solutions, including internet advertising solutions and related software development technology services.

Our breakdown of revenues for the six months ended June 30, 2024 and 2025, respectively, is summarized below:

	For the Six Months Ended June 30,
	2024	2025	2025
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Central processing algorithm services	290,441,871	188,112,127	26,277,782
Total revenue	290,441,871	188,112,127	26,277,782

Cost of Revenues

Cost of revenue for our central processing algorithm solutions for the internet advertisement algorithm services comprised of (i) costs paid to channel providers and shared costs with content providers based on the profit-sharing arrangements, (ii) third party consulting services expenses and (iii) compensation expenses for our professionals.

Our breakdown of cost of revenues for the six months ended June 30, 2024 and 2025, respectively, is summarized below:

	For the Six Months Ended June 30,
	2024	2025	2025
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues
Central processing algorithm services	202,960,891	136,540,311	19,073,606
Total cost of revenues	202,960,891	136,540,311	19,073,606

Gross Profit

The Company’s gross profit decreased by approximately RMB 35.9 million or 41.0%, from approximately RMB 87.5 million for the six months ended June 30, 2024, to approximately RMB 51.6 million (USD 7.2 million) during the six months ended June 30, 2025. For the six months ended June 30, 2024, and 2025, the Company’s overall gross margin was 30.1% and 27.4%, respectively.

Selling Expenses

Our selling expenses consist primarily of (i) compensation for selling personnel and (ii) travel expenses for its sales representatives.

General and administrative expenses.

Our general and administrative expenses consist primarily of (i) compensation for its management and administrative personnel, (ii) expenses in connection with its operation supporting functions such as legal, accounting, consulting and other professional service fees, and (iii) office rental, depreciation, and other administrative related expenses.

Research and Development Expenses

Our research and development expenses include salaries and other compensation-related expenses to our research and product development personnel, outsourced subcontractors, as well as office rental, depreciation, and related expenses for our research and product development team.

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Revenues

We generate revenue from central processing algorithm services. For the six months ended June 30, 2024 and 2025, our revenues were RMB 290.4 million and RMB 188.1 million (USD 26.3 million), respectively.

Our central processing algorithm services revenue decreased by approximately RMB 102.3 million (USD 14.3 million), or 35.2%, from approximately RMB 290.4 million for the six months ended June 30, 2024, to approximately RMB 188.1 million (USD 26.3 million) for the six months ended June 30, 2025. This decrease was primarily attributable to our clients’ declining demand for internet advertising.

We generate revenues from advertising display services when we complete its performance obligation to deliver related advertising services based on the specific terms of the contract, which are commonly based on a specific action, e.g., cost per impression (“CPM”) for online display. Revenue from performance-based advertising services is generated when traffic users completed a transaction as specified in contracts.

Cost of Revenues

For our central processing algorithm services, the cost of revenues consists of the costs paid to (i) channel providers and shared costs with content providers based on the profit-sharing arrangements, (ii) third-party consulting services expenses, and (iii) compensation expenses for our professionals.

Our cost of revenues for central processing algorithm services decreased by approximately RMB 66.4 million (USD 9.3 million), or 32.7%, from approximately RMB 203.0 million for the six months ended June 30, 2024, to approximately RMB 136.5 million (USD 19.1 million) for the six months ended June 30, 2025. The decrease in the cost of revenues was mainly due to the decrease in central processing algorithm services revenue.

Gross Profit

Our gross profit decreased by approximately RMB 35.9 million (USD 5.0 million), from approximately RMB 87.5 million for the six months ended June 30, 2024 to approximately RMB 51.6 million (USD 7.2 million) for the six months ended June 30, 2025. The decrease was due to economic uncertainties and tightened client budgets, reduced advertiser demand, which has led to decreased business for advertise integrators, resulting in lower usage of our advertise services.

Operating Expenses

Operating expenses were RMB 84.8 million and RMB 43.7 million (USD 6.1 million) for the six months ended June 30, 2024 and 2025, respectively. The total operating expenses decreased by approximately RMB 41.1 million (USD 5.7 million), mainly due to the decrease on research and development expenses, with the amount of approximately RMB 42.4 million (USD 5.9 million).

Selling expenses were RMB 1.1 million and RMB 1.1 million (USD 0.2 million) for the six months ended June 30, 2024 and 2025, respectively. The slight drop was due to the normal fluctuation of rental expenses, payroll expenses and social insurance expenses during the six months ended June 30, 2025.

General and administrative expenses were RMB 7.8 million and RMB 9.1 million (USD 1.3 million) for the six months ended June 30, 2024 and 2025, respectively. The increase of approximately RMB 1.2 million (USD 0.2 million), or 15.9% was mainly due to the reverse of credit loss with the amount of around RMB 3.8 million which occurred in the six months ended June 30, 2024 and did not occur in year 2025, presenting an increase on total expenses.

Research and development expenses were RMB 75.8 million and RMB 33.5 million (USD 4.7 million) for the six months ended June 30, 2024 and 2025, respectively. The decrease of approximately RMB 42.4 million, or 55.98% was attributable to the gradual maturity of our R&D technology, the gradual completion and conclusion of R&D projects, and the reduction in the number of R&D projects initiated during the six months of 2025.

Other Income, Net

Total other income, net was RMB 20.4 million and RMB 26.1 million (USD 3.6 million) for the six months ended June 30, 2024 and 2025 respectively. The total other income increased of approximately RMB 5.7 million (USD 0.8 million), or 27.7% was mainly due to the short-term investment income, with an increased amount of RMB 10.4 million (USD 1.5 million).

Provision for Income Taxes

Provision for income taxes were RMB 1.0 and RMB 2.3 million (USD 0.3 million) for the six months ended June 30, 2024 and 2025, respectively. The increase in provision for income taxes of approximately RMB 1.3 million, or 136.6% was due to the increase of net income.

Net Income

As a result of the combination of factors discussed above, our net income increased from RMB 22.2 million for the six months ended June 30, 2024, to approximately RMB 31.7 million (USD 4.4 million) for the six months ended June 30, 2025.

After the deduction of non-controlling interest, net income attributable to us was approximately RMB 26.5 million (USD 3.7 million) for the six months ended June 30, 2025, compared to approximately RMB 16.3 million net income attributable to us for the same period in 2024.

Comprehensive income attributable to us was approximately RMB 18.1 million (USD 2.5 million) for the six months ended June 30, 2025, compared to approximately RMB 18.4 million comprehensive income attributable to us for the same period in 2024.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2025, we had cash and cash equivalents of approximately RMB 1,813.4 million (USD 253.3 million). Our working capital was approximately RMB 2,294.5 million (USD 320.5 million) as of June 30, 2025. In assessing our liquidity, we monitor and analyze our cash on-hand and our operating and capital expenditure commitments. To date, we have financed our working capital requirements through cash flow generated from operations, debt and equity financing.

We believe our current working capital is sufficient to support our operations for the next twelve months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. Our obligation to bear credit risk for certain financing transactions we facilitate may also strain our operating cash flow. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiaries in Singapore and Hong Kong and to our investors. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to us. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fail to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to its shareholders.

However, these restrictions have no material impact on the ability of these PRC subsidiaries to transfer funds to us as we have no present plans to declare dividends which it plans to retain our retained earnings to continue to grow our business. In addition, these restrictions have no material impact on the ability of us to meet its cash obligations, as a majority of our current cash obligations are due within the PRC. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of the offering to make loans or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The following table summarizes the key components of our cash flows for the six months ended June 30, 2024 and 2025.

	For the Six Months Ended June 30,
	2024	2025	2025
	RMB	RMB	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash (used in)/provided by operating activities	(5,063,081)	31,147,248	4,351,025
Net cash used in investing activities	(8,134,598)	(324,553,440)	(45,337,558)
Net cash provided by financing activities	127,310,153	1,079,213,504	150,757,621
Effect of exchange rate change on cash and cash equivalents	2,092,162	(8,360,753)	(1,167,931)
Net change in cash and cash equivalents	116,204,636	777,446,559	108,603,158
Cash and cash equivalents, beginning of period	317,212,066	1,035,932,786	144,711,644
Cash and cash equivalents, end of period	433,416,702	1,813,379,345	253,314,802

Operating activities

Net cash provided by operating activities was approximately RMB 31.1 million (USD 4.4 million) for the six months ended June 30, 2025, as compared to net cash used in operating activities of approximately RMB 5.1 million for the six months ended June 30, 2024.

Net cash provided by operating activities for the six months ended June 30, 2025 was mainly attributable to the Company's continuous efforts in strengthening supply chain collaboration and cash flow management, leading to steadily improving operational efficiency.

Investing activities

Net cash used in investing activities was approximately RMB 324.6 million (USD 45.3 million) for the six months ended June 30, 2025, net cash used in investing activities was approximately RMB 8.1 million for the six months ended June 30, 2024.

Cash used in investing activities for the six months ended June 30, 2025 was mainly due to the increase in purchases of short-term investments of approximately RMB 389.4 million (USD 54.4 million) and was offset by the realized income from short-term investment of approximately RMB 26.8 million (USD 3.7 million).

Financing activities

Net cash provided by financing activities was approximately RMB 1,079.2 million (USD 150.8 million) for the six months ended June 30, 2025. Net cash provided by financing activities were approximately RMB 127.3 million for the six months ended June 30, 2024.

Net cash provided by financing activities for the six months ended June 30, 2025 was mainly due to the increase of issuance of convertible notes payable of approximately RMB 1,064.2 million (USD 148.7 million) and reception of bank borrowings of approximately RMB 25.0 million (USD 3.5 million). Cash inflow was also offset by payments to bank borrowings of approximately RMB 10.0 million (USD 1.4 million).